

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 27, 2013

<u>Via E-Mail</u>

Kevin J. Sullivan, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, Floor 34
Boston, MA 02110

   Re: **NTS, Inc.**
     Amended Schedule 13E-3
     Filed December 24, 2013 by NTS, Inc. et. al.
     File No. 005-78120

     Revised Preliminary Schedule 14A
     Filed December 24, 2013
     File No. 001-32521

Dear Mr. Sullivan:

   We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>
<u>Background of the Merger, page 13</u>

1. Please disclose the substance of your response to prior comment 11.

<u>The Company's Purpose and Reasons for the Merger</u>
<u>Board of Directors, page 23</u>

2. It is unclear how the disclosure referenced in your response to prior comment 14 addresses the disclosure requirements of instruction 2 to Item 1014.

3. Please disclose the substance of your response to prior comment 15.

<u>Certain Information Prepared by the Management of NTS, page 28</u>

4. We note your response to prior comment 19 and we reissue it. Please disclose the referenced projections with sufficient context to inform shareholders of the different circumstances assumed in preparing those projections.

Opinion of B. Riley & Co. to the Board of Directors, page 45

5.   We reissue prior comment 22 in part. Please revise to disclose the enterprise values for each transaction used by B. Riley in the Comparable Acquisition analysis. We note the information appears on page 26 of B. Riley's board presentation filed as exhibit (c)(4) to the Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions